                                                                       EXHIBIT 3

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001 AND THE THREE-MONTH PERIOD ENDED JUNE 30, 2002. THE CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS AND CASH FLOWS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001 INCLUDE THE RESULTS OF OUR FORMER MACKENZIE PULP OPERATIONS ("MACKENZIE") PRIOR TO ITS SALE ON JUNE 15, 2001. THE CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS AND CASH FLOWS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 EXCLUDE THE EARNINGS OF PACIFICA PAPERS INC. ("PACIFICA") PRIOR TO ACQUISITION (THE "ACQUISITION") ON AUGUST 27, 2001, THE FULL IMPACT ON EARNINGS OF THE CHANGE IN THE COMPANY'S CAPITAL STRUCTURE ARISING FROM THE ACQUISITION AND THE PAYMENT OF A SPECIAL DISTRIBUTION TO SHAREHOLDERS IN AUGUST 2001, AND THE IMPACT OF THE COMPANY'S EQUITY OFFERING ("EQUITY OFFERING") OF $217.7 MILLION IN MAY 2002. THESE EVENTS AFFECT COMPARISONS WITH HISTORICAL RESULTS.

Pulp and paper producers continued to experience challenging market conditions during the third quarter of 2002. A stuttering U.S. economic recovery and flagging consumer confidence, due in part to the recent stock market downturn and rising unemployment rates, dispelled any hopes of a significant upturn in consumer demand outside the normal fall seasonal increase.

On the pricing front, a US$50 per tonne price increase for North American newsprint customers partially took effect during the quarter. Prices for specialty paper grades appear to have stabilized after some further slippage early in the current quarter.

Pulp prices, after several price hikes earlier this year, started to come under downward pressure towards the end of the current quarter, due to a combination of higher industry operating rates and softer demand. Containerboard pricing remained firm during the quarter.

Despite the difficult climate, we recorded an improved financial performance for the third quarter of 2002, generating EBITDA of $42.4 million. We also achieved our upgraded Acquisition synergy target of $100 million, well ahead of the accelerated timeline. Moreover, as of September 30, 2002, we had captured a further $10 million of synergies, taking our total synergies, on an annualized run-rate basis, to $110 million.


                                      1                     [NORSKE CANADA LOGO]

RESULTS OF OPERATIONS

For the three months ended September 30, 2002, we incurred a net loss of $20.1 million ($(0.10) per common share) on sales of $392.6 million. Earnings before interest, taxes, depreciation, amortization and before other non-operating income and expenses ("EBITDA") were $42.4 million. Our net loss included an after-tax foreign exchange loss of $4.7 million ($(0.02) per common share) arising from the translation of U.S. dollar denominated debt. This compares to the second quarter of 2002 when we recorded a net loss of $24.4 million ($(0.13) per common share) and EBITDA of $6.0 million on sales of $359.8 million. Included in the net loss for the preceding quarter was an after-tax foreign exchange gain of $13.2 million ($0.07 per common share) arising from the translation of U.S. dollar denominated debt, an after-tax write-off of deferred financing costs of $10.3 million ($(0.06) per common share) associated with repaid term and operating credit facilities, and a release of future income taxes of $9.7 million ($0.05 per common share). For the quarter ended September 30, 2001, we reported net earnings of $18.8 million ($0.13 per common share) and EBITDA of $45.0 million on sales of $322.1 million. Earnings for the third quarter of 2001 reflected an income tax recovery of $22.8 million ($0.16 per common share) following a reduction in provincial corporate income tax rates and an after-tax foreign exchange loss of $9.0 million ($(0.06) per common share) arising from the translation of U.S. dollar denominated debt.

For the nine months ended September 30, 2002, our net loss was $86.0 million ($(0.45) per common share) on sales of $1,076.7 million, compared to net earnings of $56.5 million ($0.44 per common share) on sales of $975.9 million for the comparative period in 2001. Our net loss for the current period included an after-tax write-off of deferred financing costs of $10.3 million ($(0.05) per common share), an after-tax foreign exchange gain of $8.7 million ($0.05 per common share) arising from the translation of U.S. dollar denominated debt, and a release of future income taxes of $9.7 million ($0.05 per common share). Net earnings for the first nine months of 2001 included an after-tax loss of $19.0 million on the sale of Mackenzie ($(0.15) per common share), an after-tax foreign exchange loss of $9.0 million ($(0.07) per common share) arising from the translation of U.S. dollar denominated debt, and income tax recoveries totalling $33.3 million ($0.26 per common share) which resulted from the reduction in provincial corporate income tax rates, and the amortization of deferred credits upon utilization of acquired tax losses. EBITDA for the first nine months of 2002 was $46.3 million, compared to $156.8 million, for the same period in 2001.


                                      2                     [NORSKE CANADA LOGO]

THREE MONTHS ENDED SEPTEMBER 30, 2002
COMPARED TO THREE MONTHS ENDED JUNE 30, 2002

CONSOLIDATED

Total EBITDA for the three months ended September 30, 2002 was $42.4 million on total sales of $392.6 million, compared to EBITDA of $6.0 million on sales of $359.8 million for the previous quarter ended June 30, 2002. Our stronger financial performance primarily reflected higher specialty paper sales volumes, a stronger U.S. dollar and improved pulp and paper production costs.

SPECIALTIES

Our specialties paper business generated EBITDA of $25.2 million on sales of $195.1 million for the current quarter, compared to EBITDA of $14.3 million on sales of $170.9 million for the quarter ended June 30, 2002.

In the third quarter of 2002, sales volumes were 223,100 tonnes, up 27,400 tonnes, or 14.0%, from the previous quarter, due primarily to seasonally higher demand, which accounted for our improved operating rates in the current quarter.

The average sales revenue for the third quarter remained at similar levels to the previous quarter, at $874 per tonne. The positive impact of a stronger U.S. dollar was balanced by lower prices for our LWC and uncoated groundwood specialty papers, and higher freight costs.

The average cost of sales for the current quarter was $729 per tonne, an improvement of $34 per tonne, or 4.5%, from the previous quarter. Our improved cost performance was due primarily to higher production volumes, synergy-driven cost savings resulting from the elimination of 60 positions at Port Alberni, and lower maintenance spending. These cost savings were partially offset by costs associated with scheduled annual power boiler maintenance shutdowns at our Crofton and Elk Falls paper operations in the current quarter and higher de-inked pulp (DIP) consumption.

NEWSPRINT

Our newsprint paper business recorded EBITDA of $0.9 million on sales of $117.1 million for the current quarter, compared to EBITDA of $(8.2) million on sales of $112.0 million for the quarter ended June 30, 2002.


                                      3                     [NORSKE CANADA LOGO]

Third quarter newsprint sales volumes remained largely unchanged from the previous quarter, at 201,600 tonnes.

The average sales revenue for the third quarter of 2002 was $581 per tonne, an increase of $17 per tonne, or 3.0%, from the preceding quarter. The partial implementation of a US$50 per tonne price increase for North American markets during the current quarter, as well as the stronger U.S. dollar, more than offset a decline in period-over-period average transaction prices in offshore markets.

The average cost of sales for the current quarter was $551 per tonne, an improvement of $30 per tonne, or 5.2%, from the previous quarter. This was mostly attributable to further synergies, lower maintenance costs, seasonally lower energy costs and reduced DIP consumption. These cost reductions were partially offset by scheduled power boiler shutdown costs at Crofton and Elk Falls.

PULP AND CONTAINERBOARD

EBITDA from pulp and containerboard operations for the third quarter of 2002 was $16.3 million on sales of $80.4 million, compared to EBITDA of $(0.1) million on sales of $76.9 million for the quarter ended June 30, 2002.

Pulp and containerboard sales volumes for the current quarter were 126,600 tonnes, a decrease of 11,200 tonnes, or 8.1%, from the previous quarter. This was largely due to increased internal use of kraft pulp as our paper production facilities returned to full capacity.

The average pulp and containerboard sales revenue for the current quarter was $635 per tonne, an increase of $77 per tonne, or 13.8%, from the previous quarter, reflecting stronger prices in the third quarter and favourable foreign exchange movements.

The average cost of sales for pulp and containerboard for the third quarter was $479 per tonne, an improvement of $55 per tonne, or 10.3%, over the preceding quarter. The scheduled kraftmill maintenance shutdown at Elk Falls in the second quarter, improved energy consumption and seasonally lower energy costs in the third quarter were the primary factors accounting for the reduction in costs.


                                      4                     [NORSKE CANADA LOGO]

THREE MONTHS ENDED SEPTEMBER 30, 2002
COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2001

CONSOLIDATED

Total EBITDA for the three months ended September 30, 2002 was $42.4 million on total sales of $392.6 million, compared to EBITDA of $45.0 million on sales of $322.1 million for the comparative period in 2001. The positive impact on EBITDA of synergies, higher sales volumes and a higher-value product mix arising from the Acquisition, together with lower production costs and improved pulp and containerboard prices, was offset primarily by significantly weaker newsprint and specialty paper prices.

SPECIALTIES

EBITDA from our specialties paper business was $25.2 million on sales of $195.1 million for the third quarter of 2002, compared to $26.8 million on sales of $119.4 million for the same quarter last year.

Sales volumes for the third quarter of 2002 were 223,100 tonnes, up 108,500 tonnes, or 94.7%, compared to the same period in 2001, primarily as a result of the Acquisition.

The average sales revenue for the third quarter of 2002 was $874 per tonne, a decrease of $168 per tonne, or 16.1%, compared to the corresponding quarter of 2001. Price erosion over the last year, particularly LWC and uncoated groundwood specialty papers, outweighed the positive impact of a higher-value grade mix arising from the Acquisition, and to a lesser extent, a stronger U.S. dollar.

The average cost of sales for the third quarter of 2002 was $729 per tonne, an improvement of $37 per tonne, or 4.8%, from the comparative period in 2001. The capture of various fibre, furnish, energy, and other synergies realized in the current quarter, together with lower wood fibre and natural gas prices, were the primary factors accounting for the significant reduction in costs. These cost reductions were partly offset by costs associated with our higher-value grade mix arising from the Acquisition.

NEWSPRINT

Our newsprint paper business recorded EBITDA of $0.9 million on sales of $117.1 million, compared to $15.0 million on sales of $117.5 million for the quarter ended September 30, 2001.


                                      5                     [NORSKE CANADA LOGO]

Sales volumes for the third quarter of 2002 were 201,600 tonnes, which represented an increase of 52,200 tonnes, or 34.9%, compared to the same period in 2001. The increase was largely due to additional newsprint capacity arising from the Acquisition, which more than offset higher curtailment taken in the third quarter of 2001.

For the third quarter of 2002, the average sales revenue was $581 per tonne, a decrease of $206 per tonne, or 26.2%, compared to the same period in 2001. The decrease substantially reflects a sharp drop off in consumer demand over the last year as a result of the ailing U.S. economy.

The average cost of sales for the current quarter was $551 per tonne, an improvement of $92 per tonne, or 14.3%, compared to the same quarter a year earlier. This primarily reflected the capture of various synergies as well as favourable movements in fibre and energy prices.

PULP AND CONTAINERBOARD

EBITDA from pulp and containerboard was $16.3 million on sales of $80.4 million for the current quarter of 2002, compared to EBITDA of $3.2 million on sales of $85.2 million for the same period in 2001.

Pulp and containerboard sales volumes for the third quarter of 2002 were 126,600 tonnes, a decrease of 28,000 tonnes, or 18.1%, from the comparable period in 2001. Additional internal pulp requirements in the current quarter following the closure of the Powell River kraft pulp mill in late 2001 more than offset the impact of 35,000 tonnes curtailment in the third quarter of 2001.

The average pulp and containerboard sales revenue for the third quarter of 2002 was $635 per tonne, an increase of $84 per tonne, or 15.2%, from the same quarter in 2001. The positive variance was primarily due to improved transaction prices for both pulp and containerboard products and favourable foreign exchange movements.

The average pulp and containerboard cost of sales for the third quarter was $479 per tonne, an improvement of $21 per tonne, or 4.2%, over the same quarter in 2001. Lower unit fixed costs resulting from higher operating rates and lower fibre costs more than offset the impact of improving net realizable values on inventory volumes and values in the third quarter of 2001.


                                      6                     [NORSKE CANADA LOGO]

NINE MONTHS ENDED SEPTEMBER 30, 2002
COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2001

CONSOLIDATED

Total EBITDA for the nine months ended September 30, 2002 was $46.3 million on total sales of $1,076.7 million, compared to EBITDA of $156.8 million on sales of $975.9 million for the comparative period in 2001. Improvements to EBITDA resulting primarily from Acquisition-related synergies, higher sales volumes and a higher-value product mix, lower production costs and stronger pulp and containerboard prices were more than offset by a sharp deterioration in paper prices as well as additional curtailment in 2002.

SPECIALTIES

Our specialties paper business generated EBITDA of $65.8 million on sales of $536.4 million for the first nine months of 2002, compared to EBITDA of $57.9 million on sales of $258.3 million for the nine months ended September 30, 2001.

For the first nine months of 2002, sales volumes were 600,300 tonnes, up 350,900 tonnes, or 140.7%, from the same period last year, due primarily to increased production capacity across all product lines as a result of the Acquisition.

The average sales revenue for the nine months ended September 30, 2002 was $893 per tonne, a decrease of $143 per tonne, or 13.8%, from the same period last year. Falling prices across all product lines, as a result of prolonged weak consumer demand, more than offset the positive contribution made by the increased proportion of higher-value grades following the Acquisition.

The average cost of sales for the first nine months of 2002 was $748 per tonne, a decrease of $5 per tonne, or 0.7%, from the same period in 2001. Synergy-driven production cost improvements as well as lower prices for fibre and natural gas more than offset additional costs associated with our higher-value sales mix arising from the Acquisition, lower operating rates and higher DIP consumption in the current period.

NEWSPRINT

Our newsprint paper business recorded EBITDA of $(19.6) million on sales of $320.1 million for the nine months ended September 30, 2002, compared to EBITDA of $74.3 million on sales of $371.9 million for the nine months ended September 30, 2001.


                                      7                     [NORSKE CANADA LOGO]

Sales volumes in the first nine months of the year were 550,700 tonnes, an increase of 113,600 tonnes, or 26.0%, compared to the same period in 2001. Increased capacity following the Acquisition was partly offset by higher curtailment in 2002 versus 2001.

The average sales revenue for the nine months ended September 30, 2002 was $581 per tonne, a decrease of $270 per tonne, or 31.7%, from the same period in 2001. The depressed market conditions led to a sharp fall in transaction prices from the last quarter of 2001 through the first half of 2002.

The average cost of sales for the first nine months ended September 30, 2002 was $589 per tonne, an improvement of $42 per tonne, or 6.8%, from the corresponding period in 2001. Savings arising from synergies, combined with lower fibre and energy costs and less DIP consumption, more than offset the impact of higher curtailment through the first nine months of 2002.

PULP AND CONTAINERBOARD

EBITDA from pulp and containerboard operations in the first nine months of 2002 was $0.1 million, on sales of $220.2 million, compared to EBITDA of $24.6 million on sales of $345.7 million for the nine months ended September 30, 2001.

Pulp and containerboard sales volumes for the first nine months of 2002 were 375,300 tonnes. This represented a decrease of 165,400 tonnes, or 30.6%. This was primarily due to the reduction in available capacity in the first nine months of 2001, following the June 2001 sale of Mackenzie and the shutdown of the Powell River pulp mill, which required the diversion of market pulp for internal consumption at Powell River and Port Alberni. Lower curtailment in the nine months of 2002, compared to the same period in 2001, partly offset this decrease.

The average pulp and containerboard sales revenue for the nine months ended September 30, 2002 was $587 per tonne, a decrease of $52 per tonne, or 8.1%, from the same period last year. The impact of reduced prices across all products for 2002 was partly offset by a greater proportion of higher-value containerboard in our 2002 sales mix following the sale of Mackenzie.

The average cost of sales for pulp and containerboard for the first nine months of 2002 was $559 per tonne, down $11 per tonne, or 1.9%, over the same period last year. The additional costs associated with our higher-value pulp and containerboard sales mix, following the disposal of Mackenzie and the shutdown of the Powell River kraft pulp mill, were more than offset by lower fixed unit and fibre costs.


                                      8                     [NORSKE CANADA LOGO]

CASH PROVIDED BY OPERATIONS

Cash flow provided (used) by operating activities, after changes in non-cash working capital, for the quarter ended September 30, 2002 was $(47.1) million, compared to $60.2 million for the third quarter of 2001 and $(5.6) million for the previous quarter ended June 30, 2002. Compared to the previous quarter of 2002, improved cash flow from operations ($48.5 million) was more than offset by additional working capital requirements ($90.0 million) resulting primarily from higher sales volumes, the seasonal build-up of specialty paper inventories, and property taxes paid during the period. Cash flow provided (used) by operating activities, after changes in non-cash working capital, for the nine months ended September 30, 2002, was $(59.2) million, compared to $215.3 million for the same period in 2001, primarily due to the weaker market conditions.

INVESTING AND FINANCING ACTIVITIES

We continued to keep a tight control on our capital expenditures in the third quarter of 2002. Capital spending for the current quarter was $13.6 million, compared to $21.5 million for the same quarter in 2001, and $17.5 million for the second quarter of 2002. Capital spending for the first nine months of 2002 was $40.5 million, significantly lower than $62.1 million for the comparable period in 2001.

In July 2002, we replaced our revolving operating loan with a new $350 million revolving operating loan. As of September 30, 2002, the unused operating credit facility available to the Company was $192 million.

In July 2002, Powell River Energy Inc. ("PREI") refinanced its debt from an issue of $75.0 million of First Mortgage Bonds due July 2009, of which our proportionate share is $37.6 million. As part of the refinancing, NorskeCanada and the other shareholder of PREI each advanced $7.5 million to PREI.

As at September 30, 2002 the Company was in compliance with the covenants under both its credit facilities and bond indentures. However, the Company's Consolidated Fixed Charge Ratio is below the 2.0:1 threshold of the bond indentures. While this does not constitute non-compliance or default, the indentures place some restrictions on the Company while its Consolidated Fixed Charge Ratio remains below this threshold. The restrictions prohibit the payment of dividends and limit the amount of additional debt that can be incurred outside of the existing credit facilities.


                                      9                     [NORSKE CANADA LOGO]

UPDATE ON SYNERGIES

As previously mentioned, we achieved our upgraded Acquisition synergy target of $100 million during the third quarter of 2002. On an annualized run-rate basis, assuming operations are at full capacity, we have now captured synergies totalling $110 million, of which $104 million relates to EBITDA. Based on actual operating rates (i.e. adjusted for the negative impact of curtailment), the results for the current quarter reflect EBITDA-improving synergies of approximately $24 million ($94 million per year). We continue to look for opportunities to capture any remaining synergies from the Pacifica acquisition.

In the third quarter of 2002, the Company exceeded synergy targets set out in an incentive plan developed in September 2001 when the Company merged with Pacifica. Payments authorized under this plan include the granting of 2.2 million share options.


                                      10                    [NORSKE CANADA LOGO]

OTHER DEVELOPMENTS

In September 2002, we reached tentative settlements with the Communications, Energy and Paperworkers Union of Canada (CEP) and the Pulp, Paper and Woodworkers of Canada (PPWC), on new five-year collective agreements, ten months before the existing agreements expire. These two unions represent substantially all of the members at the Company's four operations. The terms of the settlement provide a competitive wage increase and ensure operational stability for the next five years.

OUTLOOK

Given the current market conditions, we anticipate newsprint and specialty paper prices will remain essentially flat for the balance of 2002. Containerboard prices are expected to show a modest improvement over the same period; however pulp prices appear to be heading down in the short term as a result of the current imbalance of global supply and demand.

Looking further ahead to 2003, the outlook is somewhat unclear. It is anticipated that the combination of increased disposable income, following recent tax rate reductions in the U.S., and low interest rates, will act as a stimulus to generate a sustainable upturn in economic activity as the year progresses. We expect groundwood paper prices to improve steadily as the U.S. economy strengthens.

As we have indicated in previous quarters, we will continue to position ourselves conservatively in the event that the awaited recoveries in paper, pulp and containerboard markets take longer than anticipated.

FORWARD-LOOKING STATEMENTS

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS REPORT ARE FORWARD-LOOKING, INCLUDING STATEMENTS WITH RESPECT TO EXPECTED SYNERGIES AND THE OUTLOOK FOR MARKETS, INVENTORIES, PRODUCTION AND PRICING, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THESE STATEMENTS.


                                      11                    [NORSKE CANADA LOGO]